Mail Stop 3561

December 4, 2009

Geoff A. Jones
Vice President and Chief Financial Officer
Trico Marine Services, Inc.
10001 Woodloch Forest Drive, Suite 610
The Woodlands, Texas 77380

      Re: Trico Marine Services, Inc.
      File No. 001-33402
      Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Jones:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Lyn Shenk
      Branch Chief